

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2015

Via E-mail
Scott V. Simpson
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom

  Re: Alcatel Lucent
    Registration Statement on Form F-4 filed by Nokia Corporation
    Filed August 14, 2015
    File No. 333-206365

Dear Mr. Simpson:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that (as discussed) we may have additional comments when the missing information in this registration statement is included.

Selected Unaudited Pro Forma Combined Financial Information, page 19

1. Since you may waive or reduce the minimum acceptance condition in this offer and close the offer at levels below the 95% needed to affect a squeeze-out, tell us why you have not presented pro formas at a variety of possible offer acceptance levels. We may have further comments.

Intentions of Nokia over the Next Twelve Months, page 47

2. Expand the discussion in this section to address any changes to the plans described or your ability to implement them if Nokia is successful in completing this exchange offer

but does not achieve the 95% ownership threshold needed to complete a follow on squeeze-out transaction to eliminate remaining minority Alcatel Lucent shareholders.

Squeeze-Out, page 49

3. Describe how the value of the cash alternative to be offered in a squeeze-out following this exchange offer would be determined.

4. Your disclosure (at the top of page 50) states: "If a squeeze-out constitutes a tender offer for U.S. securities laws purposes…" Why is there doubt about this issue? Are there unknowns about the structure of a squeeze-out that cause doubt as to whether it would be a tender offer for purposes of U.S. rules? Please advise, with a view to further revised disclosure.

5. In the same sentence, you state that such a squeeze-out "may be made to U.S. holders of Alcatel Lucent Securities in reliance on the 'Tier I' exemption…" Please clarify. Are you expressing doubt about whether you will make the offer available to U.S. holders? Or just stating that if the squeeze-out is a tender offer for purposes of U.S. rules, you will seek to rely on the Tier I cross-border exemption?

6. See our last comment above. What will you do if the Tier I exemption is not available for a squeeze-out? What would be the impact on U.S. minority shareholders of Alcatel Lucent in that case?

7. Describe the structure of a "buy-out offer" under Article 236-5 of the AMF General Regulation. Your description should include the amount and form of consideration and if not currently know, how it would be determined and by whom. In addition, your description should note the treatment of remaining U.S. Alcatel Lucent shareholders in any buy-out offer, including any exemptions from U.S. securities laws you may seek to rely upon.

8. See our last comment above. Provide the same additional details about the "simplified offer" you may commence after this exchange offer pursuant to Article 233-1 of the AMF General Regulation.

9. See our last two comments above. With respect to the other possible follow-on transactions you may undertake if you do not obtain 95% or more of Alcatel Lucent shares in the offer, such as the reorganization or asset sale referenced on page 50, provide similar details.

10. Expand the discussion of the scenario where you achieve the Mandatory Minimum Acceptance Threshold of greater than 50% but obtain less than 95% of the Alcatel Lucent shares in this exchange offer. How will this affect your ability to integrate the two companies? Despite your intent with to a simplified offer or a buy-out offer noted in our

comments above, would these transactions necessarily eliminate all remaining minority holders? Or would French law allow such minority holders to remain as shareholders of Alcatel Lucent. If so, what rights would they have under French law? What rights would Nokia have (if any) to eliminate them pursuant to a mandatory squeeze-out process at ownership levels less than 95%?

Extension, Termination and Amendment, page 61

11. Refer to the first bullet point on page 62. As you know all offer conditions (other than regulatory conditions necessary to the consummation of the offer) must be satisfied or waived as of the expiration of a tender offer. Clarify the timing of the determination by the AMF that the offer is "without purpose" or "onerous" as described here. We may have further comments might find the offer "onerous" or "without purpose."

Conditions to the Exchange Offer, page 64

12. Refer to the process by which you describe how you may waive the Minimum Tender Condition at the bottom of page 65. Confirm that your announcement that you may do so (second bullet point from the bottom of that page) would state the precise percentage for the new minimum acceptance condition. In this regard, we do not believe it is appropriate to simply state that the new minimum threshold will not be below some specified percentage acceptance figure; rather the exact new minimum figure must be disclosed. Please revise to so state and confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me with any questions about the above comments at 202-551-3263. Please contact Justin Kisner, Staff Attorney, at 202-551-3788 regarding effectiveness of the registration statement.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions